Dreyfus
High Yield
Strategies Fund

ANNUAL REPORT March 31, 2006



Dreyfus High Yield Strategies Fund

Protecting Your Privacy
Our Pledge to You

THE FUND IS COMMITTED TO YOUR PRIVACY. On this page, you will find the Fund's policies and practices for collecting, disclosing, and safeguarding "nonpublic personal information," which may include financial or other customer information. These policies apply to individuals who purchase Fund shares for personal, family, or household purposes, or have done so in the past. This notification replaces all previous statements of the Fund's consumer privacy policy, and may be amended at any time. We'll keep you informed of changes as required by law.

YOUR ACCOUNT IS PROVIDED IN A SECURE ENVIRONMENT. The Fund maintains physical, electronic and procedural safeguards that comply with federal regulations to guard nonpublic personal information. The Fund's agents and service providers have limited access to customer information based on their role in servicing your account.

THE FUND COLLECTS INFORMATION IN ORDER TO SERVICE AND ADMINISTER YOUR ACCOUNT. The Fund collects a variety of nonpublic personal information, which may include:

- Information we receive from you, such as your name, address, and social security number.
- Information about your transactions with us, such as the purchase or sale of Fund shares.
- Information we receive from agents and service providers, such as proxy voting information.

THE FUND DOES NOT SHARE NONPUBLIC PERSONAL INFORMATION WITH ANYONE, EXCEPT AS PERMITTED BY LAW.

Thank you for this opportunity to serve you.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus High Yield Strategies Fund, covering the 12-month period from April 1, 2005, through March 31, 2006.

After several years of remarkable resilience in the face of rising short-term interest rates, we recently have seen signs that long-term bond yields are moving higher. By the end of March, yields of 10-year U.S. Treasury securities stood at their highest level since May 2004. Nonetheless, the difference between short-term interest rates and longer-term bond yields has remained near historically narrow levels. In fact, at times during the first quarter of 2006, short-term interest rates were higher than longer-term yields, resulting in a relatively unusual condition known as an *inverted yield curve*. Although analysts in the past have regarded an inverted yield curve as a sign of impending recession, we believe that robust investor demand for longer-term U.S. government securities is primarily responsible for today's narrow yield differences.

Indeed, our chief economist, Richard Hoey, currently expects continued U.S. economic growth. However, the economic expansion may begin to rely less on consumer spending and more on corporate capital investment, exports and non-residential construction. In addition, inflationary pressures may increase moderately due to tighter labor markets and strong demand for goods and services. Clearly, changes in the economic climate might benefit some areas of the financial markets more than others. As always, we encourage you to talk with your financial advisor to discuss investment options that may be suitable for you in this environment.

For more information about how the fund performed, as well as information on market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 17, 2006



DISCUSSION OF FUND PERFORMANCE

Jon Uhrig, Portfolio Manager

How did Dreyfus High Yield Strategies Fund perform relative to its benchmark?

For the 12-month period ended March 31, 2006, the fund achieved a total return of 8.18% (on a net asset value basis) and produced aggregate income dividends of $0.41 per share.[1] In comparison, the Merrill Lynch U.S. High Yield Master II Constrained Index (the "Merrill Lynch Constrained Index"), the fund's benchmark, achieved a total return of 6.96% for the same period.[2]

High yield bonds fared relatively well over the reporting period as business fundamentals remained strong for most industries and demand remained robust from investors seeking high levels of current income. The fund achieved a higher return than that of its benchmark, primarily due to the success of our security selection strategy, which helped the fund avoid some of the market's weaker-performing bonds.

What is the fund's investment approach?

The fund primarily seeks high current income. The fund will also seek capital growth as a secondary objective, to the extent consistent with its objective of seeking high current income. The fund invests primarily in fixed-income securities of below investment-grade credit quality. Issuers of below investment-grade securities may include companies in early stages of development and companies with a highly leveraged financial structure. To compensate investors for taking on greater risk, such companies typically must offer higher yields than those offered by more established or conservatively financed companies.

What other factors influenced the fund's performance?

Despite rising interest rates and volatile energy prices, general economic conditions remained strong over the reporting period. That said, however, the general tenor of news in the fixed-income markets took a detectable turn for the worse. An actively tightening Federal

Reserve Board and a string of headline-grabbing financial problems in the U.S. automobile industry contributed to nervousness among fixed-income investors. As a result, U.S. government securities and investment-grade corporate bonds produced generally lackluster results.

High yield bonds generally proved to be exceptions to this trend. Yield spreads continued to tighten toward historical lows due to robust demand from overseas investors, generally benign credit conditions and limited supply of new bonds. Because of strong demand for institutional bank loans, a substantial portion of potential high yield bond issuance shifted to the loan market, thereby constricting the supply of high yield bonds.

The fund's relatively modest exposure to some of the market's lagging industry groups served it well during the reporting period. In the automotive sector, General Motors and Ford Motor were downgraded to high yield credit ratings in May and December 2005, respectively, contributing to overall market volatility. Suppliers to the major automakers performed poorly, with several declaring bankruptcy. In the airline industry, high fuel prices and security costs continued to put pressure on air carriers, resulting in some high-profile bankruptcies in 2005. Finally, unlike other commodity producers, paper and pulp manufacturers suffered from a lack of pricing power and anemic earnings, hurting their bonds.

The fund also benefited from a higher-quality credit profile. We reduced the fund's holdings of CCC-rated bonds in favor of those in the "BB" range, which benefited the fund's performance during 2005. Although lower-quality bonds have outperformed higher-quality bonds so far in 2006, it was not enough to offset the previous benefits of the fund's repositioning.

Finally, the fund received strongly positive contributions to its performance from some individual holdings. An overweight position in Georgia Pacific bonds did well when the company was acquired and its bonds were tendered at full value. Similarly, some of Qwest's bonds were tendered by the company at higher prices than we paid for them.

On the other hand, the fund's income returns continued to be eroded by the early redemption of some seasoned holdings by their issuers. Because we were unable to reinvest in bonds with commensurately high coupon rates in the current interest-rate environment, we reduced the fund's dividend distribution rate in May 2005. In addition, higher short-term interest rates have increased our borrowing costs, and an unusually flat yield curve has limited our leveraging reinvestment alternatives.

What is the fund's current strategy?

So far in 2006, the supply of newly issued high yield bonds has continued to lag global institutional cash flows searching for yield. In addition, many issues coming to market during the first quarter of 2006 were of questionable quality and have not been attractive to us. To the extent new issuance continues in this low-quality vein, it may support prices in the secondary market as investors are unlikely to sell better credits to make room for newly issued bonds. Accordingly, we intend to remain disciplined on the credit front and to strive for a reasonable risk-reward profile on new investments.

April 17, 2006

1 *Total return includes reinvestment of dividends and any capital gains paid, based upon net asset value per share. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation and the fund's shareholder servicing agent pursuant to an agreement in effect through July 31, 2006, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the fund's return would have been lower.*

2 *SOURCE: BLOOMBERG — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch U.S. High Yield Master II Constrained Index is an unmanaged performance benchmark composed of U.S. dollar-denominated domestic and Yankee bonds rated below investment grade with at least $100 million par amount outstanding and at least one year remaining to maturity. Bonds are capitalization-weighted. Total allocations to an issuer are capped at 2%.*

SELECTED INFORMATION

March 31, 2006 (Unaudited)

Market Price per share March 31, 2006	$4.04
Shares Outstanding March 31, 2006	71,487,233
New York Stock Exchange Ticker Symbol	DHF

MARKET PRICE (NEW YORK STOCK EXCHANGE)

	Fiscal Year Ended March 31, 2006			
	Quarter Ended June 30, 2005	Quarter Ended September 30, 2005	Quarter Ended December 31, 2005	Quarter Ended March 31, 2006
High	$4.62	$4.41	$4.27	$4.27
Low	4.19	4.24	3.81	3.94
Close	4.37	4.24	3.94	4.04

PERCENTAGE GAIN (LOSS) based on change in Market Price*

April 29, 1998 (commencement of operations) through March 31, 2006	(22.65)%
April 1, 2001 through March 31, 2006	20.90
April 1, 2005 through March 31, 2006	.94
July 1, 2005 through March 31, 2006	(.88)
October 1, 2005 through March 31, 2006	(.07)
January 1, 2006 through March 31, 2006	4.95

NET ASSET VALUE PER SHARE

April 29, 1998 (commencement of operations)	$15.00
March 31, 2005	4.67
June 30, 2005	4.67
September 30, 2005	4.62
December 31, 2005	4.55
March 31, 2006	4.60

PERCENTAGE GAIN (LOSS) based on change in Net Asset Value*

April 29, 1998 (commencement of operations) through March 31, 2006	(12.01)%
April 1, 2001 through March 31, 2006	40.12
April 1, 2005 through March 31, 2006	8.18
July 1, 2005 through March 31, 2006	5.51
October 1, 2005 through March 31, 2006	4.32
January 1, 2006 through March 31, 2006	3.37

* *With dividends reinvested.*

STATEMENT OF INVESTMENTS

March 31, 2006

Bonds and Notes—138.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Advertising—.4%					
R.H. Donnelley, Sr. Sub. Notes	10.88	12/15/12	551,000	a,b	613,676
R.H. Donnelley, Sr. Sub. Notes	10.88	12/15/12	690,000		768,488
					1,382,164
Aerospace & Defense—2.7%					
Alliant Techsystems, Sr. Sub. Notes	6.75	4/1/16	915,000		928,725
Argo-Tech, Sr. Notes	9.25	6/1/11	1,182,000	b	1,252,920
BE Aerospace, Sr. Sub. Notes, Ser. B	8.88	5/1/11	1,239,000	b	1,294,755
DRS Technologies, Sr. Sub. Notes	6.88	11/1/13	438,000		440,190
L-3 Communications, Conv. Bonds	3.00	8/1/35	550,000	a	567,875
L-3 Communications, Sr. Sub. Notes, Ser. B	6.38	10/15/15	1,400,000	b	1,386,000
L-3 Communications, Sr. Sub. Notes	7.63	6/15/12	1,050,000	b	1,089,375
TransDigm, Sr. Sub. Notes	8.38	7/15/11	1,955,000	b	2,052,750
					9,012,590
Agricultural—.4%					
Alliance One International, Sr. Notes	11.00	5/15/12	1,430,000	b	**1,379,950**
Airlines—.8%					
Northwest Airlines, Pass-Through Ctfs., Ser. 1996-1	7.67	1/2/15	1,601,875	b	1,551,056
United AirLines, Pass-Though Ctfs., Ser. 2000-2	7.81	10/1/09	1,153,705	c	1,148,738
					2,699,794
Automotive, Trucks & Parts—1.9%					
Cooper-Standard Automotive, Sr. Sub. Notes	8.38	12/15/14	525,000		412,125
Goodyear Tire & Rubber, Sr. Notes	9.00	7/1/15	2,525,000		2,575,500
Polypore International, Sr. Discount Notes	10.50	10/1/12	2,003,000	d	1,281,920

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Automotive, Trucks & Parts (continued)				
United Components, Sr. Sub. Notes	9.38	6/15/13	675,000 [b]	654,750
Visteon, Sr. Notes	8.25	8/1/10	1,475,000 [b]	1,224,250
				6,148,545
Banking—2.1%				
Chevy Chase Bank, Sub. Notes	6.88	12/1/13	3,620,000 [b]	3,728,600
Colonial Bank of Montgomery Alabama, Sub. Notes	9.38	6/1/11	1,000,000	1,131,159
Colonial Bank of Montgomery Alabama, Sub. Notes	8.00	3/15/09	750,000	783,146
Shinsei Finance Cayman, Bonds	6.42	1/1/49	325,000 [a]	320,471
Washington Mutual Preferred Funding Delaware, Bonds, Ser. A-1	6.53	3/15/49	1,100,000 [a]	1,069,682
				7,033,058
Building & Construction—4.4%				
Asia Aluminum, Secured Notes	8.00	12/23/11	355,000 [a]	337,250
Beazer Homes, Sr. Notes	6.88	7/15/15	2,000,000 [b]	1,910,000
Compression Polymers, Sr. Notes	10.50	7/1/13	1,325,000 [a,b]	1,358,125
DR Horton, Sr. Notes	8.50	4/15/12	2,600,000 [b]	2,771,179
Goodman Global, Sr. Notes, Ser. B	7.49	6/15/12	2,225,000 [e]	2,275,062
Goodman Global, Sr. Sub. Notes	7.88	12/15/12	438,000	434,715
Nortek, Sr. Sub. Notes	8.50	9/1/14	1,319,000 [b]	1,348,677
Owens Corning, Debs	7.50	8/1/18	2,826,000 [b,c]	2,281,995
Standard-Pacific, Sr. Notes	6.50	8/15/10	1,600,000 [b]	1,536,000
Texas Industries, Sr. Notes	7.25	7/15/13	250,000	258,750
				14,511,753

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Chemicals−7.3%				
Airgas, Sr. Sub. Notes	6.25	7/15/14	1,300,000 b	1,287,000
Airgas, Sr. Sub. Notes	9.13	10/1/11	202,000	214,877
Equistar Chemicals/Funding, Sr. Notes	10.13	9/1/08	1,200,000	1,281,000
Huntsman International, Sr. Notes	9.88	3/1/09	438,000	459,900
Huntsman International, Sr. Sub. Notes	10.13	7/1/09	3,516,000 b	3,621,480
Huntsman International, Sr. Notes	11.63	10/15/10	909,000 b	1,033,987
IMC Global, Sr. Notes, Ser. B	10.88	6/1/08	1,000,000	1,097,500
Ineos Group, Notes	8.50	2/15/16	2,900,000 a	2,769,500
Nalco, Sr. Sub. Notes	8.88	11/15/13	4,508,000 b	4,710,860
Nova Chemicals, Sr. Notes	6.50	1/15/12	1,170,000	1,093,950
Nova Chemicals, Sr. Notes	7.56	11/15/13	1,200,000 e	1,212,000
PQ, Sr. Sub. Notes	7.50	2/15/13	250,000 a	241,250
Rhodia, Sr. Notes	10.25	6/1/10	2,895,000 b	3,260,494
Rockwood Specialties, Sr. Sub. Notes	10.63	5/15/11	1,006,000 b	1,109,115
Westlake Chemical, Notes	6.63	1/15/16	675,000	670,781
				24,063,694
Commercial & Professional Services−2.1%				
Brickman, Sr. Sub. Notes, Ser. B	11.75	12/15/09	888,000 b	969,030
Corrections Corp of America, Sr. Sub. Notes	6.25	3/15/13	2,475,000 b	2,447,156
Hertz, Sr. Notes	8.88	1/1/14	1,085,000 a	1,131,112
Hertz, Sr. Sub. Notes	10.50	1/1/16	500,000 a	545,000

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial & Professional Services (continued)				
Service Corp International, Sr. Notes	7.50	6/15/17	660,000 a	674,850
Williams Scotsman, Sr. Notes	8.50	10/1/15	1,080,000	1,108,350
				6,875,498
Commercial Mortgage Pass−Through Ctfs.−.4%				
Global Signal Trust, Ser. 2006-1, Cl. F	7.04	2/15/36	1,210,000 a	**1,197,853**
Consumer Products−1.2%				
Chattem, Sr. Sub. Notes	7.00	3/1/14	1,105,000	1,109,144
Playtex Products, Sr. Sub. Notes	9.38	6/1/11	2,264,000 b	2,377,200
Rayovac, Sr. Sub. Notes	8.50	10/1/13	465,000	432,450
				3,918,794
Diversified Financial Services−10.7%				
BCP Crystal US, Sr. Sub. Notes	9.63	6/15/14	2,280,000 b	2,536,500
C&M Finance, Sr. Notes	8.10	2/1/16	350,000 a	350,827
CCM Merger, Notes	8.00	8/1/13	1,325,000 a	1,325,000
Consolidated Communications Illinois/Texas, Sr. Notes	9.75	4/1/12	747,000 b	795,555
E*Trade Financial, Sr. Notes	7.38	9/15/13	350,000	358,750
FINOVA, Notes	7.50	11/15/09	2,195,600 b	741,015
Ford Motor Credit, Global Landmark Securities	5.63	10/1/08	1,650,000	1,509,763
Ford Motor Credit, Notes	5.70	11/16/06	4,500,000 b,e	4,487,346
Ford Motor Credit, Notes	5.79	9/28/07	1,375,000 e	1,320,264
GMAC, Notes	4.38	10/31/07	2,000,000 f	2,332,568

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
GMAC, Sr. Notes	5.38	6/6/11	1,140,000 f	1,268,906
GMAC, Debs.	6.13	1/22/08	1,515,000	1,441,248
GMAC, Notes	7.75	1/19/10	3,435,000 b	3,351,856
GMAC, Bonds	8.00	11/1/31	1,300,000 b	1,231,849
K&F Acquisition, Sr. Sub. Notes	7.75	11/15/14	560,000	569,800
Kansas City Southern Railway, Sr. Notes	9.50	10/1/08	1,090,000	1,169,025
Leucadia National, Sr. Notes	7.00	8/15/13	1,725,000 b	1,737,938
Nell AF SARL, Sr. Notes	8.38	8/15/15	1,280,000 a,b	1,276,800
Noble, Sr. Notes	6.63	3/17/15	1,475,000 a	1,306,363
Residential Capital, Notes	6.00	2/22/11	475,000	471,699
Residential Capital, Sr. Notes	6.38	6/30/10	3,040,000 b	3,065,369
Residential Capital, Sr. Notes	6.88	6/30/15	1,270,000	1,326,256
Stena AB, Sr. Notes	7.50	11/1/13	1,170,000 b	1,161,225
				35,135,922
Diversified Metals & Mining—2.6%				
Consol Energy, Notes	7.88	3/1/12	3,182,000 b	3,380,875
CSN Islands VIII, Sr. Notes	10.50	1/15/15	1,315,000 a,b	1,535,263
Freeport-McMoRan Copper & Gold, Sr. Notes	6.88	2/1/14	975,000	979,875
Freeport-McMoRan Copper & Gold, Sr. Notes	10.13	2/1/10	1,000,000	1,082,500
Gibraltar Industries, Sr. Sub. Notes	8.00	12/1/15	900,000 a	913,500

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Diversified Metals & Mining (continued)					
Southern Copper, Sr. Notes	6.38	7/27/15	650,000		634,808
					8,526,821
Electric Utilities–15.7%					
AES, Sr. Sub. Notes	8.88	2/15/11	1,375,000		1,488,437
AES, Sr. Sub. Notes	9.38	9/15/10	7,610,000	b	8,332,950
Allegheny Energy Supply, Bonds	8.25	4/15/12	5,650,000	a,b	6,222,062
CMS Energy, Sr. Notes	9.88	10/15/07	4,442,000	b	4,747,387
FPL Energy National Wind, Notes	6.13	3/25/19	4,379,835	a,b	4,266,787
Mirant Americas Generation, Sr. Notes	8.30	5/1/11	2,975,000		3,094,000
Mirant, Sr. Notes	7.38	12/31/13	4,335,000	a,b	4,443,375
MSW Energy/Finance, Sr. Secured Notes, Ser. B	7.38	9/1/10	450,000		465,750
MSW Energy/Finance, Sr. Secured Notes, Ser. B	8.50	9/1/10	1,450,000	b	1,544,250
Nevada Power, First Mortgage	6.50	4/15/12	478,000	b	489,589
Nevada Power, Mortgage, Bonds Ser. A	8.25	6/1/11	1,216,000		1,341,100
Nevada Power, Notes, Ser. E	10.88	10/15/09	635,000		687,938
NRG Energy, Sr. Notes	7.25	2/1/14	1,175,000		1,197,031
Reliant Energy, Sr. Secured, Notes	9.25	7/15/10	4,913,000	b	4,943,706
Reliant Resources, Sr. Secured Notes	9.50	7/15/13	1,480,000		1,489,250
Sierra Pacific Power, Mortgage Notes	6.25	4/15/12	425,000		430,439
Sierra Pacific Resources, Sr. Notes	8.63	3/15/14	3,467,000	b	3,780,503

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Electric Utilities (continued)				
TECO Energy,				
Sr. Notes	6.75	5/1/15	525,000	542,062
TXU,				
Sr. Notes	5.55	11/15/14	2,225,000 b	2,092,381
				51,598,997
Environmental Control−3.6%				
Allied Waste,				
Sr. Notes, Ser. B	8.50	12/1/08	9,009,000 b	9,515,756
Allied Waste,				
Sr. Notes, Ser. B	9.25	9/1/12	1,215,000 b	1,316,756
Geo Sub,				
Sr. Notes	11.00	5/15/12	840,000 b	831,600
				11,664,112
Food & Beverages−3.5%				
Agrilink Foods,				
Sr. Sub. Notes	11.88	11/1/08	225,000 b	230,625
Corn Products International,				
Sr. Notes	8.25	7/15/07	863,000	889,227
Corn Products International,				
Sr. Notes	8.45	8/15/09	863,000	933,677
Del Monte,				
Sr. Sub. Notes	8.63	12/15/12	1,879,000 b	1,994,089
Dole Foods,				
Sr. Notes	8.63	5/1/09	702,000 b	709,020
Dole Foods,				
Debs.	8.75	7/15/13	665,000 b	656,687
Dole Foods,				
Sr. Notes	8.88	3/15/11	475,000 b	472,625
Ingles Markets,				
Sr. Sub. Notes	8.88	12/1/11	395,000	414,750
Smithfield Foods,				
Sr. Notes	7.00	8/1/11	1,500,000 b	1,500,000
Stater Brothers,				
Sr. Notes	8.13	6/15/12	2,375,000 b	2,383,906
Stater Brothers,				
Sr. Notes	8.41	6/15/10	1,115,000 b,e	1,144,269
				11,328,875

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Health Care–6.5%					
Angiotech Pharmaceuticals, Sr. Sub. Notes	7.75	4/1/14	325,000	a	329,875
Coventry Health Care, Sr. Notes	8.13	2/15/12	505,000		532,775
DaVita, Sr. Sub. Notes	7.25	3/15/15	1,720,000		1,737,200
Extendicare Health Services, Sr. Notes	9.50	7/1/10	791,000	b	839,449
Fresenius Finance, Sr. Notes	5.00	1/31/13	195,000	a,f	237,830
Hanger Orthopedic, Sr. Notes	10.38	2/15/09	2,704,000	b	2,751,320
HCA, Notes	8.75	9/1/10	3,570,000		3,890,097
Psychiatric Solutions, Sr. Sub. Notes	7.75	7/15/15	525,000		536,812
Tenet Healthcare, Sr. Notes	9.88	7/1/14	7,346,000	b	7,474,555
Triad Hospitals, Sr. Sub. Notes	7.00	11/15/13	2,918,000	b	2,888,820
					21,218,733
Lodging & Entertainment–10.6%					
AMC Entertainment, Sr. Sub. Notes	9.88	2/1/12	1,200,000	b	1,188,000
Chumash Casino & Resort Enterprise, Sr. Notes	9.52	7/15/10	610,000	a	648,125
Cinemark, Sr. Discount Notes	9.75	3/15/14	3,035,000	b,d	2,336,950
Cinemark, Sr. Sub. Notes	9.00	2/1/13	90,000		96,075
Gaylord Entertainment, Sr. Notes	6.75	11/15/14	775,000		759,500
Gaylord Entertainment, Sr. Notes	8.00	11/15/13	200,000		209,500
Isle of Capri Casinos, Sr. Sub. Notes	9.00	3/15/12	1,878,000		2,002,418
Leslie's Poolmart, Sr. Notes	7.75	2/1/13	970,000		979,700

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Lodging & Entertainment (continued)				
Mandalay Resort, Sr. Notes	6.50	7/31/09	1,825,000 b	1,831,844
Mandalay Resort, Sr. Sub. Notes	9.38	2/15/10	2,000,000 b	2,180,000
Mashantucket Western Pequot Tribe, Bonds	5.91	9/1/21	2,850,000 a,b	2,737,513
MGM Mirage, Notes	8.50	9/15/10	2,858,000 b	3,072,350
Mohegan Tribal Gaming Authority, Sr. Notes	6.13	2/15/13	2,225,000 b	2,205,531
Mohegan Tribal Gaming Authority, Sr. Sub. Notes	6.38	7/15/09	1,800,000 b	1,800,000
Park Place Entertainment, Sr. Sub. Notes	7.88	3/15/10	1,140,000 b	1,216,950
Park Place Entertainment, Sr. Sub. Notes	8.88	9/15/08	1,848,000 b	1,981,980
Penn National Gaming, Sr. Sub. Notes	6.75	3/1/15	540,000	542,700
Resorts International Hotel and Casino, First Mortgage	11.50	3/15/09	1,020,000 b	1,124,550
Royal Caribbean Cruises, Sr. Notes	8.75	2/2/11	1,575,000 b	1,746,212
Seneca Gaming, Sr. Notes, Ser. B	7.25	5/1/12	875,000	888,125
Speedway Motorsports, Sr. Sub. Notes	6.75	6/1/13	2,100,000	2,110,500
Turning Stone Casino Resort Enterprise, Sr. Notes	9.13	12/15/10	690,000 a,b	721,050
Wheeling Island Gaming, Sr. Notes	10.13	12/15/09	1,000,000	1,051,250
Wynn Las Vegas Capital, First Mortgage Notes	6.63	12/1/14	1,331,000 b	1,299,389
				34,730,212
Machinery—3.5%				
Case New Holland, Sr. Notes	9.25	8/1/11	3,270,000 b	3,507,075
Columbus McKinnon, Sr. Sub. Notes	8.88	11/1/13	615,000	648,825

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Machinery (continued)				
Douglas Dynamics, Sr. Notes	7.75	1/15/12	3,100,000 a,b	3,022,500
Terex, Sr. Sub. Notes	7.38	1/15/14	1,815,000 b	1,869,450
Terex, Sr. Sub. Notes, Ser. B	10.38	4/1/11	2,250,000 b	2,385,000
				11,432,850
Manufacturing−.9%				
Bombardier, Notes	6.30	5/1/14	1,275,000 a,b	1,176,188
JB Poindexter & Co, Sr. Notes	8.75	3/15/14	2,259,000 b	1,807,200
				2,983,388
Media−7.8%				
Adelphia Communications, Sr. Notes, Ser. B	7.75	1/15/09	1,550,000 c	922,250
Cablevision Systems, Sr. Notes, Ser. B	8.72	4/1/09	850,000 e	895,687
CBD Media/Finance, Sr. Sub. Notes	8.63	6/1/11	200,000	203,750
Charter Communications, Sr. Notes	8.75	11/15/13	2,466,000 b	2,410,515
CSC Holdings, Sr. Notes	7.25	4/15/12	2,855,000 a,b	2,805,037
CSC Holdings, Sr. Notes, Ser.B	8.13	7/15/09	1,150,000 b	1,194,562
Dex Media East Finance, Sr. Sub. Notes, Ser. B	9.88	11/15/09	178,000	190,905
Dex Media East Finance, Sr. Sub. Notes, Ser. B	12.13	11/15/12	2,060,000 b	2,363,850
Dex Media West Finance, Sr. Sub. Notes, Ser. B	9.88	8/15/13	4,165,000 b	4,628,356
DirecTV Holdings/Financing, Sr. Notes	8.38	3/15/13	750,000	804,375
Entercom Radio Capital, Sr. Sub. Notes	7.63	3/1/14	425,000	435,625

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Media (continued)				
Kabel Deutschland, Sr. Notes	10.63	7/1/14	1,268,000 [a]	1,359,930
LBI Media, Sr. Discount Notes	11.00	10/15/13	1,392,000 [b,d]	1,044,000
Lodgenet Entertainment, Sr. Sub. Debs.	9.50	6/15/13	419,000 [b]	454,615
Nexstar Finance, Sr. Discount Notes	11.38	4/1/13	2,245,000 [b,d]	1,852,125
Pegasus Communications, Sr. Sub. Notes, Ser. B	12.50	8/1/07	1,657,592 [b,c]	165,759
Radio One, Sr. Sub. Notes, Ser. B	8.88	7/1/11	1,555,000	1,640,525
Salem Communications, Sr. Sub. Notes, Ser. B	9.00	7/1/11	2,121,000 [b]	2,232,352
				25,604,218
Oil & Gas−14.9%				
ANR Pipeline, Sr. Notes	7.00	6/1/25	95,000 [b]	94,948
ANR Pipeline, Debs.	7.38	2/15/24	50,000 [b]	51,870
ANR Pipeline, Notes	8.88	3/15/10	2,230,000 [b]	2,383,313
Colorado Interstate Gas, Sr. Notes	5.95	3/15/15	460,000	443,757
Dynegy, Sr. Notes	8.38	5/1/16	3,230,000 [a]	3,230,000
Dynegy, Secured Notes	9.88	7/15/10	5,415,000 [a,b]	5,962,348
Dynegy, Secured Notes	10.13	7/15/13	3,550,000 [a,b]	4,071,673
El Paso Production, Sr. Notes	7.75	6/1/13	2,321,000 [b]	2,416,741
El Paso, Debs.	6.50	6/1/08	862,000 [a,b]	864,155
El Paso, Notes	7.63	9/1/08	3,893,000 [a,b]	3,990,325

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oil & Gas (continued)				
El Paso, Notes	7.75	6/15/10	3,942,000 a,b	4,084,897
Hanover Compressor, Sr. Notes	8.63	12/15/10	921,000 b	970,504
Hanover Compressor, Sr. Notes	9.00	6/1/14	1,263,000 b	1,364,040
Hanover Equipment Trust, Sr. Secured Notes, Ser. B	8.75	9/1/11	1,452,000 b	1,526,415
McMoRan Exploration, Sr. Notes	5.25	10/6/11	891,000 a	1,041,356
Northwest Pipeline, Sr. Notes	8.13	3/1/10	2,200,000	2,332,000
Pogo Producing, Sr. Sub. Notes	6.63	3/15/15	1,875,000	1,856,250
Southern Natural Gas, Notes	8.88	3/15/10	1,795,000 b	1,918,406
Whiting Petroleum, Sr. Sub. Notes	7.25	5/1/13	2,225,000 b	2,230,562
Williams Cos., Notes	6.54	10/1/10	3,000,000 a,e	3,078,750
Williams Cos., Notes	7.13	9/1/11	1,925,000 b	1,989,969
Williams Cos., Notes	7.63	7/15/19	500,000	535,000
Williams Cos., Notes	7.88	9/1/21	1,900,000 b	2,052,000
Williams Cos., Notes	8.75	3/15/32	435,000	511,125
				49,000,404
Packaging & Containers−8.9%				
Ball, Notes	6.88	12/15/12	2,250,000	2,311,875
Berry Plastics, Sr. Sub. Notes	10.75	7/15/12	1,825,000 b	2,016,625
Crown Americas/Capital, Sr. Notes	7.63	11/15/13	7,225,000 a,b	7,514,000
Crown Americas/Capital, Sr. Notes	7.75	11/15/15	4,125,000 a,b	4,300,312

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Packaging & Containers (continued)				
Norampac, Sr. Notes	6.75	6/1/13	1,500,000	1,436,250
Owens-Brockway, Sr. Notes	6.75	12/1/14	445,000	437,213
Owens-Brockway, Sr. Secured Notes	7.75	5/15/11	900,000 b	942,750
Owens-Brockway, Sr. Notes	8.25	5/15/13	450,000 b	472,500
Owens-Brockway, Sr. Secured Notes	8.75	11/15/12	133,000	142,975
Owens-Brockway, Sr. Secured Notes	8.88	2/15/09	1,000,000 b	1,046,250
Owens-Illinois, Debs.	7.50	5/15/10	900,000	915,750
Owens-Illinois, Debs.	7.80	5/15/18	1,815,000 b	1,810,463
Plastipak, Sr. Notes	8.50	12/15/15	2,400,000 a	2,460,000
Solo Cup, Sr. Sub. Notes	8.50	2/15/14	800,000	756,000
Stone Containers, Sr. Notes	9.75	2/1/11	2,525,000 b	2,607,063
				29,170,026
Paper & Forest Products–2.2%				
Appleton Papers, Sr. Sub. Notes	9.75	6/15/14	2,709,000 b	2,702,228
Buckeye Technologies, Sr. Notes	8.50	10/1/13	1,150,000 b	1,164,375
Buckeye Technologies, Sr. Sub Notes	9.25	9/15/08	651,000 b	654,255
Georgia-Pacific, Sr. Notes	8.00	1/15/24	805,000	816,069
Temple-Inland, Bonds	6.63	1/15/18	1,975,000 b	2,020,198
				7,357,125
Property-Casualty Insurance–1.0%				
Hanover Insurance, Sr. Debs.	7.63	10/15/25	3,300,000	**3,350,879**

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Real Estate Investment Trusts—1.4%				
BF Saul,				
Sr. Secured Notes	7.50	3/1/14	2,210,000 b	2,276,300
Host Marriott,				
Sr. Notes, Ser. M	7.00	8/15/12	2,150,000 b	2,206,438
Host Marriott,				
Sr. Notes, Ser. I	9.50	1/15/07	90,000	92,925
				4,575,663
Retail—2.1%				
Amerigas Partners,				
Sr. Notes	7.25	5/20/15	1,100,000 b	1,105,500
Central European Distributor,				
Sr. Secured Bonds	8.00	7/25/12	650,000 a,f	865,206
JC Penney,				
Sr. Notes	8.00	3/1/10	1,472,000 b	1,592,086
Neiman-Marcus,				
Sr. Notes	9.00	10/15/15	525,000 a	557,813
Rite Aid,				
Sr. Secured Notes	8.13	5/1/10	1,035,000 b	1,062,169
Rite Aid,				
Sr. Secured Notes	12.50	9/15/06	899,000	930,465
VICORP Restaurants,				
Sr. Notes	10.50	4/15/11	966,000 b	905,625
				7,018,864
State Government—.7%				
Erie County Tobacco Asset				
Securitization, Asset-Backed				
Bonds, Ser. E	6.00	6/1/28	750,000	735,525
Tobacco Settlement Authority of				
Iowa, Asset-Backed Bonds,				
Ser. A	6.50	6/1/23	1,625,000	1,596,010
				2,331,535
Structured Index—2.3%				
Dow Jones CDX,				
Credit Linked Notes, Ser. 4-T1	8.25	6/29/10	7,571,820 a,b,g	**7,694,862**
Technology—2.9%				
Dresser,				
Sr. Sub. Notes	9.38	4/15/11	1,950,000 b	2,047,500
Fisher Scientific International,				
Sr. Sub. Notes	6.13	7/1/15	1,350,000 b	1,324,688

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Technology (continued)				
Freescale Semiconductor, Sr. Notes	6.88	7/15/11	3,190,000 [b]	3,277,725
Freescale Semiconductor, Sr. Notes	7.13	7/15/14	1,425,000	1,485,563
Imax, Sr. Notes	9.63	12/1/10	919,000 [b]	978,735
Sungard Data Systems, Sr. Notes	9.43	8/15/13	300,000 [a,e]	318,000
				9,432,211
Telecommunications−7.7%				
American Tower, Sr. Notes	7.13	10/15/12	1,329,000 [b]	1,388,805
American Towers, Sr. Sub. Notes	7.25	12/1/11	1,100,000 [b]	1,152,250
Hawaiian Telcom Communications, Sr. Notes	9.95	5/1/13	1,050,000 [a,e]	1,055,250
Innova S de RL, Notes	9.38	9/19/13	1,814,000	2,040,750
Intelsat Subsidiary Holding, Sr. Notes	8.25	1/15/13	1,370,000	1,400,825
Intelsat Subsidiary Holding, Notes	9.61	1/15/12	1,250,000 [e]	1,276,563
Pegasus Satellite Communications, Sr. Notes	12.38	8/1/06	387,346 [c]	38,735
Qwest, Bank Note, Ser. B	6.95	6/30/10	500,000 [e]	508,125
Qwest, Sr. Notes	8.16	6/15/13	2,650,000 [b,e]	2,928,250
Qwest, Bank Note, Ser. A	8.53	6/30/07	1,058,000 [e]	1,083,128
Rogers Wireless, Secured Notes	7.25	12/15/12	2,000,000 [b]	2,117,500
Rogers Wireless, Sr. Secured Notes	9.63	5/1/11	1,000,000 [b]	1,153,750
Rural Cellular, Sr. Notes	9.88	2/1/10	610,000	654,225
SBA Telecommunications, Sr. Discount Notes	9.75	12/15/11	4,045,000 [b,d]	3,883,200

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telecommunications (continued)				
UbiquiTel Operating, Sr. Notes	9.88	3/1/11	1,330,000 b	1,459,675
US Unwired, Sr. Secured Notes, Ser. B	10.00	6/15/12	2,172,000 b	2,446,215
Wind Acquisition Finance, Sr. Bonds	10.75	12/1/15	575,000 a	623,875
				25,211,121
Textiles & Apparel−2.1%				
INVISTA, Notes	9.25	5/1/12	4,260,000 a,b	4,579,500
Levi Strauss & Co., Sr. Notes	12.25	12/15/12	2,166,000 b	2,471,948
				7,051,448
Transportation−3.0%				
CHC Helicopter, Sr. Sub. Notes	7.38	5/1/14	1,476,000 b	1,512,900
Greenbrier Cos., Sr. Notes	8.38	5/15/15	1,375,000	1,447,188
Gulfmark Offshore, Sr. Sub. Notes	7.75	7/15/14	1,745,000 e	1,788,625
TFM, S.A. de C.V., Sr. Notes	10.25	6/15/07	5,000,000 b	5,250,000
				9,998,713
Total Bonds and Notes (cost $448,851,859)				**454,640,672**

Preferred Stocks−2.6%	Shares	Value ($)
Banking−1.3%		
Sovereign Capital Trust IV, Conv., $2.1875	92,250	**4,208,906**
Media−1.3%		
Paxson Communications, Cum., $1,425	4	33,706
Paxson Communications, Cum. Conv., $975	289 a	2,026,797
Spanish Broadcasting System Cum. Conv., Ser. B, $107.5	2,125	2,300,540
		4,361,043
Total Preferred Stocks (cost $9,764,201)		**8,569,949**

Common Stocks–.7%	Shares	Value ($)
Chemicals–.1%		
Huntsman	8,533 [h]	**164,687**
Electric Utilities–.6%		
Mirant	50,796 [h]	1,269,894
Williams Cos.	30,528	652,994
		1,922,888
Telecommunications–.0%		
iPCS	554 [h]	**26,038**
Total Common Stocks		
(cost $2,284,885)		**2,113,613**

Other Investment–.9%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $2,862,000)	2,862,000 [i]	**2,862,000**

Total Investments (cost $463,762,945)	**142.5%**	**468,186,234**
Liabilities, Less Cash and Receivables	**(42.5%)**	**(139,558,890)**
Net Assets	**100.0%**	**328,627,344**

[a] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2006, these securities amounted to $103,255,913 or 31.4% of net assets.

[b] Collateral for Revolving Credit and Security Agreement.

[c] Non-income producing—security in default.

[d] Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

[e] Variable rate security—interest rate subject to periodic change.

[f] Principal amount denominated in Euro.

[g] Security linked to a portfolio of debt securities.

[h] Non-income producing.

[i] Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Corporate Bonds	135.6	Common Stock	.7
Preferred Stock	2.6	Asset/Mortgaged Backed	.4
Structured Index	2.3		
Short-Term/Money Market Investments	.9		**142.5**

† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
March 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	460,900,945	465,324,234
Affiliated issuers	2,862,000	2,862,000
Cash		30,160
Dividends and interest receivable		8,709,079
Receivable for investment securities sold		1,128,805
Swap premiums paid		155,325
Unrealized appreciation on swaps–Note 4		77,659
Prepaid expenses		66,245
		478,353,507
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		274,223
Due to Shareholder Servicing Agent–Note 3(b)		19,951
Loan Payable–Note 2		142,000,000
Payable for investment securities purchased		3,773,625
Dividends payable		2,323,148
Interest and loan fees payable–Note 2		640,778
Unrealized depreciation on swaps–Note 4		280,036
Unrealized depreciation on forward currency exchange contracts–Note 4		73,076
Accrued expenses		341,326
		149,726,163
Net Assets ($)		**328,627,344**
Composition of Net Assets ($):		
Paid-in capital		992,497,112
Accumulated distributions in excess of investment income–net		(1,120,760)
Accumulated net realized gain (loss) on investments		(666,897,602)
Accumulated net unrealized appreciation (depreciation) on investments, swap transactions and foreign currency transactions		4,148,594
Net Assets ($)		**328,627,344**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		71,487,233
Net Asset Value, per share ($)		**4.60**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended March 31, 2006

Investment Income ($):	
Income:	
Interest	34,997,703
Dividends:	
Unaffiliated issuers	776,427
Affiliated issuers	368,708
Total Income	**36,142,838**
Expenses:	
Management fee–Note 3(a)	4,183,134
Interest expense–Note 2	5,948,696
Shareholder servicing costs–Note 3(a,b)	479,569
Trustees' fees and expenses–Note 3(c)	155,314
Professional fees	147,626
Shareholders' reports	98,224
Registration fees	54,748
Custodian fees–Note 3(a)	35,840
Miscellaneous	83,537
Total Expenses	**11,186,688**
Less–reduction in management fee and shareholder servicing fees due to undertaking–Note 3(a,b)	(1,323,446)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(12,882)
Net Expenses	**9,850,360**
Investment Income–Net	**26,292,478**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	955,409
Net realized gain (loss) on forward currency exchange contracts	109,917
Net realized gain (loss) on swap transactions	186,520
Net Realized Gain (Loss)	**1,251,846**
Net unrealized appreciation (depreciation) on investments, swap transactions and foreign currency transactions	(3,830,896)
Net Realized and Unrealized Gain (Loss) on Investments	**(2,579,050)**
Net Increase in Net Assets Resulting from Operations	**23,713,428**

See notes to financial statements.

STATEMENT OF CASH FLOWS

Year Ended March 31, 2006

Cash Flows from Operating Activities ($):		
Interest received	35,114,363	
Dividends received	763,962	
Interest and loan fees paid	(5,600,206)	
Swap premiums paid	(161,898)	
Operating expenses paid	(738,705)	
Paid to The Dreyfus Corporation	(3,139,938)	**26,237,578**
Cash Flows from Investing Activities ($):		
Purchases of portfolio securities	(268,412,846)	
Net purchases of short-term portfolio securities	(2,750,000)	
Proceeds from sales of portfolio securities	246,168,749	
Foreign Exchange Contracts transactions	109,916	
Swap transactions	186,520	**(24,697,661)**
Cash Flows from Financing Activities ($):		
Dividends paid	(29,488,672)	
Proceeds from loan repayment	28,000,000	**(1,488,672)**
Increase in cash		**51,245**
Cash overdraft at beginning of period		(21,085)
Cash at end of period		**30,160**
Reconciliation of Net Increase in Net Assets Resulting from Operations to Net Cash Provided by Operating Activities ($):		
Net Increase in Net Assets Resulting From Operations		23,713,428
Adjustments to reconcile net increase in net assets resulting from operations to net cash provided by operating activities ($):		
Decrease in interest receivable		408,429
Increase in interest and loan commitment fees		348,490
Increase in swap premiums paid		(161,898)
Increase in accrued operating expenses		75,962
Increase in prepaid expenses		(4,105)
Decrease in due to The Dreyfus Corporation		(48,836)
Net realized gains on investments		(1,251,846)
Net unrealized depreciation on investments		3,830,896
Noncash dividends		(319,144)
Increase in dividends receivable		(62,029)
Net accretion of discount on investments		(291,769)
Net Cash Provided by Operating Activities		**26,237,578**
Supplementary disclosure noncash financing activities ($):		
Reinvestment of dividends which increases paid-in capital		–

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended March 31,	
	2006	2005
Operations ($):		
Investment income—net	26,292,478	32,200,092
Net realized gain (loss) on investments	1,251,846	(7,335,826)
Net unrealized appreciation (depreciation) on investments	(3,830,896)	3,305,691
Net Increase (Decrease) in Net Assets Resulting from Operations	**23,713,428**	**28,169,957**
Dividends to Shareholders from ($):		
Investment income—net	**(28,952,331)**	**(34,838,735)**
Beneficial Interest Transactions ($):		
Dividends reinvested—Note 1(e)	**–**	**2,577,488**
Total Increase (Decrease) in Net Assets	**(5,238,903)**	**(4,091,290)**
Net Assets ($):		
Beginning of Period	333,866,247	337,957,537
End of Period	**328,627,344**	**333,866,247**
Capital Share Transactions (Shares):		
Shares issued for dividends reinvested	**–**	**528,139**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements and market price data for the fund's shares.

	Year Ended March 31,				
	2006	2005	2004[a]	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	4.67	4.76	3.87	4.93	6.35
Investment Operations:					
Investment income−net[b]	.37	.45	.56	.68	.81
Net realized and unrealized gain (loss) on investments	(.03)	(.05)	.93	(1.00)	(1.33)
Total from Investment Operations	.34	.40	1.49	(.32)	(.52)
Distributions:					
Dividends from investment income−net	(.41)	(.49)	(.60)	(.74)	(.90)
Net asset value, end of period	4.60	4.67	4.76	3.87	4.93
Market value, end of period	4.04	4.40	5.48	5.16	5.41
Total Return (%)[c]	.94	(10.95)	19.92	14.22	(1.84)
Ratios/Supplemental Data (%):					
Ratio of total expenses, exclusive of interest, to average net assets	1.59	1.61	1.64	1.73	1.71
Ratio of net expenses, exclusive of interest, to average net assets	1.18	1.42	1.45	1.54	1.52
Ratio of interest expense to average net assets	1.80	.91	.72	1.45	2.99
Ratio of net investment income to average net assets	7.98	9.50	12.35	17.66	14.95
Portfolio Turnover Rate	54.31	81.52	145.95	186.19	239.11
Net Assets, end of period ($ x 1,000)	328,627	333,866	337,958	269,181	332,482

	Year Ended March 31,				
	2006	2005	2004[a]	2003	2002
Ratios/Supplemental Data (%) **(continued):**					
Average borrowings outstanding ($ x 1,000)	135,205	138,099	137,123	126,350	174,415
Weighted average number of fund shares outstanding ($ x 1,000)	71,487	71,294	70,406	68,538	66,400
Average amount of debt per share ($)	1.89	1.94	1.95	1.84	2.63

[a] *As of April 1, 2003, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to April 1, 2003, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended March 31, 2004, was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 12.05% to 12.35%. Per share data and ratios/supplemental data for periods prior to April 1, 2003 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Calculated based on market value.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus High Yield Strategies Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act") as a non-diversified, closed-end management investment company. The fund's primary investment objective is to seek high current income by investing at least 65% of its total assets in income securities rated below investment grade. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment manager and administrator. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate. Investments in swap transactions are valued each business day by a pricing service approved by the Board of Trustees. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premiums on investments is recognized on a scientific basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually. To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

For shareholders who elect to receive their distributions in additional shares of the fund, in lieu of cash, such distributions will be reinvested either (i) through receipt of additional unissued but authorized shares from the fund ("newly issued shares") or (ii) by purchase of outstanding shares on the open market of the New York Stock Exchange or elsewhere as defined in the dividend reinvestment plan.

On March 29, 2006, the Board of Trustees declared a cash dividend of $.0325 per share from investment income-net, payable on April 27, 2006 to shareholders of record as of the close of business on April 10, 2006.

(f) Concentration of risk: The fund invests primarily in debt securities. Failure of an issuer of the debt securities to make timely interest or principal payments, or a decline or the perception of a decline in the credit quality of a debt security, can cause the debt security's price to fall, potentially lowering the fund's share price. High yield ("junk") bonds involve greater credit risk, including the risk of default, than investment grade bonds, and are considered predominantly speculative with respect to the issuer's continuing ability to make principal and interest payments. In addition, the value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They may also decline because of factors that affect a particular industry.

The fund is permitted to invest up to 5% of its assets directly in the common stock of high yield bond issuers. This percentage will be in addition to any other common stock holdings acquired as part of warrants or "units", so that the fund's total common stock holdings could exceed 5% at a particular time. However, the fund currently intends to invest directly in common stocks (including those offered in a IPO) to gain sector exposure when suitable high yield bonds are not available for sale, and expects to sell the common stock promptly when suitable high yield bonds are subsequently acquired.

(g) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Internal Revenue Code of 1986, as amended, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At March 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $1,286,584, accumulated capital losses $663,775,130 and unrealized appreciation $942,488.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to March 31, 2006. If not applied, $28,648,395 of the carryover expires in fiscal 2007, $32,334,001 expires in fiscal 2008, $136,674,723 expires in fiscal 2009, $283,731,643 expires in fiscal 2010, $105,470,700 expires in fiscal 2011, $56,969,403 expires in fiscal 2012 and $19,946,265 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal periods ended March 31, 2006 and March 31, 2005, were as follows: ordinary income $28,952,331 and $34,838,735, respectively.

During the period ended March 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization of premiums and consent fees, the fund increased accumulated undistributed investment income-net by $3,940,076 and decreased net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Borrowings:

The fund has entered into a $175,000,000 Revolving Credit and Security Agreement (the "Agreement"), which expires on November 10, 2006. Under the terms of the Agreement, the fund may borrow Advances (including Eurodollar Advances), on a collateralized basis with certain fund assets used as collateral which amounted to $299,094,434 as of March 31, 2006; the yield to be paid by the fund on such Advances is determined with reference to the principal amount of each Advance (and/or Eurodollar Advance) outstanding from time to time. The fund pays certain other fees associated with the Agreement. During the period ended March 31, 2006, $667,343 applicable to those fees was included in interest expense.

The average daily amount of borrowing outstanding during the period ended March 31, 2006, under the Agreement, was approximately $135,205,500, with a related weighted average annualized interest rate of 4.40%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management and administration agreement with the Manager, the management and administration fee is computed at the annual rate of .90% of the value of the fund's average weekly total assets minus the sum of accrued liabilities (other than the aggregate indebtedness constituting financial leverage) (the "Managed Assets") and is payable monthly.

For the period from April 1, 2005 through April 4, 2005, the Manager agreed to waive receipt of a portion of the fund's management fee in the amount of .10% of the Managed Assets. For the period from April 5, 2005 through May 25, 2005, the Manager agreed to waive receipt of a portion of the fund's management fee in the amount of .15% of the Managed Assets. For the period from May 26, 2005 through July 31, 2006, the Manager agreed to waive receipt of a portion of the fund's management fee in the amount of .25% of the Managed Assets. The reduction in management fee, pursuant to the undertaking, amounted to $1,092,032 during the period ended March 31, 2006.

The fund compensates Mellon Investor Services, L.L.C., an affiliate of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2006, the fund was charged $10,814 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended March 31, 2006, the fund was charged $35,840 pursuant to the custody agreement.

(b) In accordance with the Shareholder Servicing Agreement, UBS Warburg LLC Inc. provides certain shareholder services for which the fund pays a fee computed at the annual rate of .10% of the value of the fund's average weekly Managed Assets. During the period ended

March 31, 2006, the fund was charged $464,793 pursuant to the Shareholder Servicing Agreement.

For the period from April 1, 2005 through April 4, 2005, the UBS Warburg LLC agreed to waive receipt of a portion of the fund's shareholder services fee in the amount of .03% of the Managed Assets. For the period from April 5, 2005 through July 31, 2006, UBS Warburg LLC agreed to waive receipt of a portion of the fund's shareholder services fee in the amount of .05% of the Managed Assets. The reduction in shareholder services fee, pursuant to the undertaking, amounted to $231,414 during the period ended March 31, 2006.

During the period ended March 31, 2006, the fund was charged $3,784 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $359,118, custodian fees $9,950, compliance officer fees $1,910 and transfer agency per account fees $3,000, which are offset against an expense reimbursement currently in effect in the amount of $99,755.

(c) Effective October 1, 2005, each Trustee who is not an "interested person" (as defined in the 1940 Act) of the fund receives $15,000 per year plus $1,000 for each Board meeting attended, and $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone. The fund also reiumburses each Trustee who is not an "interested person" (as defined in the 1940 Act) of the fund for travel and out-of-pocket expenses. With respect to compensation committee meetings, the Chair of the compensation committee receives $100 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $150 per meeting. In the event that there is an in-person joint committee meeting of the Dreyfus/Laurel Funds, Inc., The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") and the fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the fund. In the event that there is a joint telephone meeting of The Dreyfus/Laurel Funds and the fund, each Trustee attending who is not an "interested person" (as defined in the 1940 Act) receives a $150 from the fund. Prior to October 1, 2005, each Trustee who was not an "interested person" (as defined in the 1940 Act) of the fund received $17,000 per year, plus $1,000 for each Board meeting attended, and $2,000 for separate committee meetings attended which were not held in conjunction with a regularly scheduled Board meeting. If there was a joint committee meeting of the Dreyfus/Laurel Funds and the fund, the $2,000 committee meeting fee was allocated between the Dreyfus/Laurel Funds and the fund. Each Trustee who is not an "interested person" (as defined in the 1940 Act) also received $500 for Board meetings and separate committee meetings attended that were conducted by telephone. The Chairman of the Board received an additional 25% of such compensation. The fund also reimbursed each Trustee who is not an "interested person" (as defined in the 1940 Act) of the fund for travel and out-of-pocket expenses.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, options, swaps and forward currency exchange contracts, during the period ended March 31, 2006, amounted to $270,881,991 and $244,524,513, respectively.

The fund may use various derivatives, including options, futures contracts, forward currency exchange contracts, mortgage-related securities, asset-backed securities and swaps. The fund may invest in, or enter into, these financial instruments for a variety of reasons, including to hedge certain market trends, to provide a substitute for purchasing or selling particular securities or to increase potential income gain.

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. The following summarizes open credit default swaps entered into by the fund at March 31, 2006:

Notional Amount ($)	Reference Entity	Counterparty	(Pay) Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation)($)
4,463,416	Dow Jones CDX HY.BB.5	J.P. Morgan Chase	(2.50)	12/20/10	(117,456)
4,392,000	Dow Jones CDX HY.4	J.P. Morgan Chase	3.60	12/20/10	37,049
2,275,000	Owens-Brockway Glass Containers, 8.875%, 2/15/09	J.P. Morgan Chase	(1.95)	6/20/10	(39,960)
2,275,000	Owens-Illinois, 7.5%, 5/15/10	J.P. Morgan Chase	2.60	6/20/10	40,610
8,460,200	Dow Jones CDX HY IG.4	Lehman Brothers	(.35)	6/20/10	(87,926)
5,339,800	Dow Jones CDX HY IG.4	Merrill Lynch	(.31)	6/20/10	(34,694)
					(202,377)

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

The fund may enter into forward currency exchange contracts. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at March 31, 2006:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized (Depreciation) ($)
Sales;				
Euro, expiring 6/21/2006	3,810,000	4,564,456	4,637,532	**(73,076)**

At March 31, 2006, the cost of investments for federal income tax purposes was $467,042,127; accordingly, accumulated net unrealized appreciation on investments was $1,144,107, consisting of $12,367,059 gross unrealized appreciation and $11,222,952 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders of
Dreyfus High Yield Strategies Fund

We have audited the accompanying statement of assets and liabilities, of Dreyfus High Yield Strategies Fund (the "Fund"), including the statement of investments, as of March 31, 2006, and the related statement of operations and cash flows for the year then ended, and the statements of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of March 31, 2006, by correspondence with the custodian and brokers or by other appropriate auditing procedures where replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus High Yield Strategies Fund as of March 31, 2006, and the results of its operations and its cash flows for the year then ended, and the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
May 15, 2006

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates 2.53% of the ordinary dividends paid during the fiscal year ended March 31, 2006 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum personal income tax rate of 15%. Of the distributions paid during the fiscal year, $776,427 represents the maximum amount that may be considered qualifying dividend income. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

SUPPLEMENTAL INFORMATION (Unaudited)

Certifications

In September 2005, the fund's Chief Executive Officer submitted his annual certification to the New York Stock Exchange (NYSE) pursuant to Section 303A.12(a) of the NYSE Listed Company Manual. The fund's principal executive and principal financial officer certification pursuant to Rule 30a-2 under the 1940 Act are filed with the fund's Form N-CSR filings and are available on the SEC's Web site at http://www.sec.gov.

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at www.dreyfus.com, under Mutual Fund Center - Dreyfus Mutual Funds - Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose at www.dreyfus.com its complete schedule of portfolio holdings as of the end of such quarter.

PROXY RESULTS (Unaudited)

Holders of shares of Beneficial interest voted on the following proposal presented at the annual shareholders' meeting held on August 4, 2005 as follows:

	Shares	
	For	Authority Withheld
To elect two Class III Trustees: †		
Joseph S. DiMartino	63,162,311	1,847,435
J. Tomlinson Fort	62,957,503	2,052,243

†   *The terms of these Class III Trustees expire in 2008.*

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Trustees held on October 26 and 27, 2005, the Board considered the re-approval, through its annual renewal date of April 4, 2006, of the fund's Investment Management and Administration Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

The Board members have been concerned about the fund's performance for some time and had requested that the Manager take steps to improve the fund's performance. In January 2005, the Manager changed the portfolio management team with the expectation that, over time, decisions by the new portfolio managers would favorably affect performance. To assist in monitoring fund performance, the Board members asked to receive monthly statistical information which, in addition to current performance information, includes information indicating whether the fund's current earnings cover its monthly dividends and containing other performance- and portfolio-related information, such as recently defaulted portfolio securities.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager at the March 29 and 30, 2005 Board meeting regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory require-

ments. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and placed significant emphasis on comparisons to groups of comparable funds and Lipper category averages, and discussed the results of the comparisons. The groups of comparable funds were previously approved by the Board for this purpose, and were prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category (High Current Yield Funds - Closed End (Leveraged)) as the fund. The Board members discussed the results of the comparisons for various periods ended September 30, 2005. The Board noted the fund's yield performance, on both a net asset value and market price basis, was higher than the Lipper category average and comparison group averages for the three- and five-year periods and lower than these averages for the one-year period. The Board noted that the fund's total return performance was lower than the Lipper category averages and comparison group averages for the one-, three- and five-year periods on a market price basis, and for the one- and five-year periods on a net asset value basis, and was higher than the Lipper category averages and comparison group averages for the three-year period on a net asset value basis. The Board noted the fund's closed-end structure and investment objective of generating high current income in evaluating the fund's relative performance.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios in the comparison groups and the expense ratio averages of the comparison groups and Lipper category. The Board members noted that the fund's expense ratio was higher than each of the fund's comparison group averages. In March 2005, at the Board's request the Manager increased the amount of its voluntary waiver of a portion of its fee to 0.25% of the value of the fund's average weekly total assets (minus the sum of accrued liabilities, other than the aggregate indebtedness constituting financial leverage) ("Managed Assets"), which represents almost

28% of the Manager's contractual fee rate under the Management Agreement. Pursuant to a request from the Board, the Manager agreed to extend the current waiver until April 4, 2006.

Representatives of the Manager noted that there were no other high yield, leveraged closed-end funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund. Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and servicing the fund. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager or its affiliates to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the difference in services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund.

The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including that the fund is a closed-end fund without daily inflows and outflows of capital and not experiencing asset growth, and that the Manager was already waiving almost 28% of its contractual fee rate under the Management Agreement. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services. Since a discussion of economies of scale is predicated on increasing assets, if a fund's assets had not been increasing materially (as is the case typically with a closed-end fund), the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered by the Manager. The Board also noted the Manager's waiver of receipt of a significant portion of the management fee and its effect on the profitability of the Management Agreement to the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

• The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

• While the Board was concerned about the fund's total return performance, the Board believed the Manager was seeking to improve it, and was generally satisfied with the Manager's effort to improve the fund's performance, noting, in particular, the change in portfolio managers in January 2005.

- The Board concluded that the fee paid by the fund to the Manager, particularly given the Manager's continuation of the fee waiver, was reasonable in light of considerations described above.
- The Board determined that there were no economies of scale to be shared with the fund and that to the extent in the future it were to be determined, in the future, that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed for the remainder of the annual period, April 4, 2006.

At a meeting of the fund's Board of Trustees held on February 1 and 2, 2006, the Board considered the re-approval for an annual period of the Management Agreement. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of closed-end, high yield leveraged funds (the "Performance Group") and to a larger universe of funds, the High Current Yield Funds - Closed End (Leveraged), consisting of all closed-end, high yield leveraged funds, excluding outliers (the "Performance Universe"), selected and provided by Lipper Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the funds in the Performance Group and the Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons. The Board noted that the fund's yield performance for the past seven one-year periods ended November 30th, on both a net asset value and market price basis, was higher than the Performance Group and Performance Universe medians, except the yield performance for the year ended November 30, 2005, on a net asset value basis, was lower than the Performance Universe median. The Board also noted the fund's total return performance for various periods ended November 30, 2005 on a net asset value basis was variously above and below the medians of the Performance Group and Performance Universe for the periods measured, and that total return performance on a market price basis was below the Performance Group and Performance Universe medians for all periods. A representative of the Manager also presented the Board with the fund's yield and the quartile, percentile and rank of the fund's yield within its Lipper category (as provided by Lipper) for periods ended December 31, 2005, as well as the total return performance for 2005, and noted that there was some improvement in yield and total return rankings over the November 30, 2005 rankings. While the Board members had been concerned about the fund's performance for some time, as described above for the Board meeting on October 26

and 27, 2005 (the "October Meeting"), the Board noted that the fund's performance had improved somewhat from the September 30, 2005 performance reviewed at the October Meeting and noted the fund's closed-end structure and investment objective of generating high current income in evaluating the fund's relative performance. The Board also noted that it had been expected to take some time for the new management in place since January 2005 to favorably affect performance. In response to questions about the fund's discount, representatives of the Manager informed the Board members that the Manager was contemplating ways to provide the public with more timely and up-to-date fund information than was currently being disseminated, such as posting fund holdings on www.dreyfus.com.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund's management fee on a net assets and Managed Assets basis was slightly higher than the Expense Group and higher than the Expense Universe medians. Pursuant to a request from the Board, the Manager agreed to extend the current waiver of 0.25% of its fee under the Management Agreement from the fund (representing almost 28% of the contractual rate) until July 31, 2007.

Representatives of the Manager noted that there were no other high yield, leveraged closed-end funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund. Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by other accounts managed by the Manager, or their affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar

Accounts as compared to managing and servicing the fund. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager or its affiliate to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the differences in services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including that the fund is a closed-end fund without daily inflows and outflows of capital and not experiencing asset growth, and that the Manager was already waiving almost 28% of its contractual fee under the Management Agreement. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services. Since a discussion of economies of scale is predicated on increasing assets, if a fund's assets had not been increasing materially (as is the case typically with a closed-end fund), the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered by the Manager. The Board also noted the Manager's waiver of receipt of a significant portion of the management fee and its effect on the profitability of the Management Agreement to the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- Although the Board remains concerned with the fund's performance, it noted that the Manager was seeking to improve performance and that performance had improved somewhat.
- The Board concluded that the fee paid by the fund to the Manager, particularly given the Manager's continuation of its fee waiver, was reasonable in light of considerations described above.
- The Board determined that to the extent in the future it were to be determined, in the future, that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2007.

DIVIDEND REINVESTMENT PLAN (Unaudited)

To participate automatically in the Dividend Reinvestment Plan (the "Plan") of the Dreyfus High Yield Strategies Fund (the "fund"), fund shares must be registered in either your name, or, if your fund shares are held in nominee or "street" name through your broker-dealer, your broker-dealer must be a participant in the Plan. You may terminate your participation in the Plan, as set forth below. All shareholders participating (the "Participants") in the Plan will be bound by the following provisions:

Mellon Investor Services, L.L.C (the "Agent") will act as Agent for each Participant, and will open an account for each Participant under the Plan in the same name as their present shares are registered, and put into effect for them the dividends reinvestment option of the plan as of the first record date for a dividend or capital gains distribution.

Whenever the fund declares income dividend or capital gains distribution payable in shares of the fund or cash at the option of the shareholders, each Participant that does not opt for cash distributions shall take such distribution entirely in shares. If on the payment date for a dividend or capital gains distribution, the net asset value is equal to or less than the market price per share plus estimated brokerage commissions, the Agent shall automatically receive such shares, including fractions, for each Participant's account except in the circumstances described in the following paragraph. Except in such circumstances, the number of additional shares to be credited to each Participant's account shall be determined by dividing the dollar amount of the income dividend or capital gains distribution payable on their shares by the greater of the net asset value per share determined as of the date of purchase or 95% of the then current market price per share of the fund's shares on the payment date.

Should the net asset value per share of the fund shares exceed the market price per share plus estimated brokerage commissions on the payment date for a share or cash income dividend or capital gains distribution, the Agent or a broker-dealer selected by the Agent shall endeavor, for a purchase period of 30 days to apply the amount of such dividend or capital gains distribution on each Participant's shares (less their pro rata share of brokerage commissions incurred with respect to the Agent's open-market purchases in connection with the reinvestment of such dividend or distribution) to purchase shares of the fund on the open market for each Participant's account. In no event may such purchase be made more than 30 days after the payment date for such dividend or distribution except where temporary curtailment or suspension of purchase is necessary to comply with applicable provisions of federal securities laws. If, at the close of business on any day during the purchase period the net asset value per share equals or is less than the market price per share plus estimated brokerage commissions, the Agent will not make any further open-market purchases in connection with the reinvestment of such dividend or distribution. If the Agent is unable to invest the full dividend or distribution amount through open-market purchases during the purchase period, the Agent shall request that, with respect to the uninvested portion of such dividend or distribution amount, the fund issue new shares at the close of business on the earlier of the last day of the purchase period or the first day during the purchase period on which the net asset value per share equals or is less than the market price per share, plus estimated brokerage commissions. These newly issued shares will be valued at the then-current market price per share of the fund's shares at the time such shares are to be issued.

For purposes of making the dividend reinvestment purchase comparison under the Plan, (a) the market price of the fund's shares on a particular date shall be the last sales price on the New York Stock Exchange on that date, or, if there is no sale on such Exchange on that date, then the mean between the closing bid and asked quotations for such shares on such Exchange on such date and (b) the net asset value per share of the fund's shares on a particular date shall be the net asset value per share most recently calculated by or on behalf of the fund.

Open-market purchases provided for above may be made on any securities exchange where the fund's shares are traded, in the over-the-counter market or in negotiated transactions and may be on such terms as to price, delivery and otherwise as the Agent shall determine.

Each Participant's uninvested funds held by the Agent will not bear interest, and it is understood that, in any event, the Agent shall have no liability in connection with any inability to purchase shares within 30 days after the initial date of such purchase as herein provided, or with the timing of any purchase effected. The Agent shall have no responsibility as to the value of the fund's shares acquired for each Participant's account. For the purpose of cash investments, the Agent may commingle each Participant's fund with those of other shareholders of the fund for whom the Agent similarly acts as Agent, and the average price (including brokerage commissions) of all shares purchased by the Agent as Agent shall be the price per share allocable to each Participant in connection therewith.

The Agent may hold each Participant's shares acquired pursuant to the Plan together with the shares of other shareholders of the fund acquired pursuant to the Plan in noncertificated form in the Agent's name or that of the Agent's nominee. The Agent will forward to each Participant any proxy solicitation material; and will vote any shares so held for each Participant first in accordance with the instructions set forth on proxies returned by the participant to the fund, and then with respect to any proxies not returned by the participant to the fund in the same portion as the agent votes proxies returned by the participants to the fund. Upon a Participant's written request, the Agent will deliver to the Participant, without charge, a certificate or certificates for the full shares.

The Agent will confirm to each Participant each acquisition made for their account as soon as practicable but not later than 60 days after the date thereof. Although each Participant may from time to time have an undivided fractional interest (computed to four decimal places) in a share of the fund, no certificates for a fractional share will be issued. However, dividends and distributions on fractional shares will be credited to each Participant's account. In the event of termination of a Participant's account under the Plan, the Agent will adjust for any such undivided fractional interest in cash at the market value of the fund's shares at the time of termination.

Any share dividends or split shares distributed by the fund on shares held by the Agent for Participants will be credited to their accounts. In the event that the fund makes available to its shareholders rights to purchase additional shares of other securities, the shares held for each Participant under the Plan will be added to other shares held by the Participant in calculating the number of rights to be issued to each Participant.

The Agent's service fee for handling capital gains distributions or income dividends will be paid by the fund. Each Participant will be charged their pro rata share of brokerage commissions on all open-market purchases.

Each Participant my terminate their account under the Plan by notifying the Agent in writing. Such termination will be effectively immediately if the Participant's notice is received by the Agent not less than ten days prior to any dividend or distribution record date, otherwise such termination will be effective shortly after the investment of such dividend distributions with respect to any subsequent dividend or distribution. The Plan may be terminated by the Agent or the fund upon notice in writing mailed to each Participant at least 90 days prior to any record date for the payment of any dividend or distribution by the fund. Upon any termination, the Agent will cause a certificate or certificates to be issued for the full shares held for each Participant under the Plan and cash adjustment for any fraction to be delivered to them without charge. If a Participant elects by notice to the Agent in writing in advance of such termination to have the Agent sell part or all of their shares and remit the proceeds to them, the Agent is authorized to deduct a $5.00 fee plus brokerage commission for this transaction from the proceeds.

These terms and conditions may be amended or supplemented by the Agent or the Fund at any time or times but, except when necessary or appropriate to comply with applicable law or the rules or policies of the Securities and Exchange Commission or any other regulatory authority, only by mailing to each Participant appropriate written notice at least 30 days prior to the effective date thereof. The amendment or supplement shall be deemed to be accepted by each Participant unless, prior to the effective date thereof, the Agent receives written notice of the termination of their account under the Plan. Any such amendment may include an appointment by the Agent in its place and stead of a successor Agent under these terms and conditions, with full power and authority to perform all or any of the acts to be performed by the Agent under these terms and conditions. Upon any such appointment of any Agent for the purpose of receiving dividends and distributions, the fund will be authorized to pay to such successor Agent, for each Participant's account, all dividends and distributions payable on shares of the fund held in their name or under the Plan for retention or application by such successor Agent as provided in these terms and conditions.

The Agent shall at all times act in good faith and agree to use its best efforts within reasonable limits to insure the accuracy of all services performed under this Agreement and to comply with applicable law, but assumes no responsibility and shall not be liable for loss or damage due to errors unless such error is caused by the Agent's negligence, bad faith, or willful misconduct or that of its employees.

These terms and conditions shall be governed by the laws of the State of New York.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1995) *Current term expires in 2008*

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as provides certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 185

James Fitzgibbons (71)
Board Member (1998) *Current term expires in 2007*

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 25

J. Tomlinson Fort (77)
Board Member (1998) *Current term expires in 2008*

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998-2004)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 25

Kenneth A. Himmel (59)
Board Member (1998) *Current term expires in 2006*

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (58)
Board Member (1998) *Current term expires in 2006*

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)

No. of Portfolios for which Board Member Serves: 25

———————————

Roslyn Watson (56)
Board Member (1998) *Current term expires in 2007*

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Centurion Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 25

———————————

Benaree Pratt Wiley (59)
Board Member (1998) *Current term expires in 2006*

Principal Occupation During Past 5 Years:
• President and CEO, The Partnership, an organization dedicated to increasing the representa-
  tion of African Americans in positions of leadership, influence and decision-making in
  Boston, MA (1991-present)

Other Board Memberships and Affiliations:
• Boston College, Associate Trustee
• The Greater Boston Chamber of Commerce, Director
• Mass. Development, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board
• The Boston Foundation, Director
• Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 25

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

OFFICERS AND TRUSTEES
Dreyfus High Yield Strategies Fund

200 Park Avenue
New York, NY 10166

Investment Adviser
The Dreyfus Corporation

Custodian
Mellon Bank, N.A.

Counsel
Kirkpatrick & Lockhart
Nicholson Graham LLP

Transfer Agent, Dividend Disbursing Agent
Mellon Investor Services LLC

Stock Exchange Listing
NYSE Symbol: DHF

Initial SEC Effective Date
4/23/98

The Net Asset Value appears in the following publications: Barron's, Closed-End Bond Funds section under the heading "Bond Funds" every Monday; Wall Street Journal, Mutual Funds section under the heading "Closed-End Bond Funds" every Monday; New York Times, Business section under the heading "Closed-End Bond Funds—Bond Funds" every Sunday.

Notice is hereby given in accordance with Section 23(c) of the Investment Company Act of 1940, as amended, that the fund may purchase shares of its common stock in the open market when it can do so at prices below the then current net asset value per share.

For More Information

**Dreyfus
High Yield Strategies Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, NJ 07310

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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